UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.

(Translation of registrant’s name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark file annual reports under cover of file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐Form 40-F ☒

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2025 and 2024

99.2	Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2025

99.3	Certification of Interim Filings by the CEO

99.4	Certification of Interim Filings by the CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: November 11, 2025	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary